CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED NOVEMBER 30, 2009

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2009

The following Management’s Discussion & Analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended November 30, 2009 that are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company changed its reporting currency from United States dollars to Canadian dollars effective September 1, 2008.  All dollar amounts are expressed in Canadian dollars unless otherwise stated.

The Company’s operating results for the three months ended November 30, 2009 (“current quarter”) is compared to the operating results for the three months ended November 30, 2008 (“prior quarter”).

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted net income (loss), both of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted net income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

FORWARD-LOOKING STATEMENT

Certain statements contained in the following Management’s Discussion & Analysis constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements.

Date of Report – January 14, 2010

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2009

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Company’s business activities presently include education and media communications.  The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”) and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in China, and through SSDC in Canada.  CIBT’s educational operations are based in China, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada.  On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.  Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Company’s functional currency is the Canadian dollar.  In particular, SSDC has contributed significantly to the operations of the Company since its acquisition in December 2007, and with SSDC’s functional currency being the Canadian dollar then reporting in Canadian dollars instead of United States dollars would be more appropriate for the Company.

OVERALL PERFORMANCE

For the three months ended November 30, 2009, revenues totaled $11,685,860 compared to $10,520,909 for the three months ended November 30, 2008, an increase of 11% primarily due to SSDC’s operations that produced $9,077,746 of revenues in the quarter ended November 30, 2009.

CIBT’s revenues net of direct costs averaged a 55% margin during the three months ended November 30, 2009 compared to a 51% margin during the three month period ended November 30, 2008.  SSDC’s revenues net of direct costs averaged a 70% margin during the quarter ended November 30, 2009 compared to a 65% margin during the quarter ended November 30, 2008.  IRIX’s revenues net of direct costs averaged a 64% margin during the three months ended November 30, 2009 compared to a 51% margin during the same period ended November 30, 2008.  Overall revenues net of direct costs averaged a 67% margin during the quarter ended November 30, 2009 compared to a 60% margin during the quarter ended November 30, 2008.

General and administrative expenses for the quarter ended November 30, 2009 was $6,650,077 (which represented 57% of the total revenues) compared to $5,728,708 (which represented 54% of the total revenues) for the quarter ended November 30, 2008, an increase of 16% primarily due to increased advertising expenses, professional fees and personnel costs.  Refer to the “General and Administrative Expenses” discussion below for an analysis of various expense items.

The Company generated a net income of $190,126 for the quarter ended November 30, 2009 and an adjusted net income of $696,880 (compared to a net income of $149,669 and an adjusted net income of $443,166 for the three months ended November 30, 2008) if certain non-cash items are excluded as follows:

	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Net income	$190,126	$149,669

Add: amortization of tangible and intangible assets	322,696	456,932
Add: stock-based compensation	102,106	216,955
Add / Deduct: foreign exchange gain and loss	81,952	(380,390)

Adjusted net income	$696,880	$443,166

Net income for the three months ended November 30, 2008 included a foreign exchange gain of $380,390 (compared to a foreign exchange loss of $81,952 for the three months ended November 30, 2009), which accounted for a significant portion of the net income generated during the prior quarter.  By excluding the effects of the foreign exchange gain and loss (and other significant non-cash items), the adjusted net income for the quarter ended November 30, 2009 of $696,880 is 57% higher than the adjusted net income in the prior quarter.  The increased revenues and margins, especially for SSDC, accounted for this increase in adjusted net income during the current quarter.

The Company’s EBITDA was $777,727 for the three month period ended November 30, 2009 compared to $725,477 for the three month period ended November 30, 2008.

The following reconciles the net income to the EBITDA:

	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Net income	$190,126	$149,669

Add: interest on long-term debt	13,886	11,146
Add: income tax provision	251,019	107,730
Add: depreciation and amortization	322,696	456,932

EBITDA	$777,727	$725,477

If the effects of foreign exchange are excluded in the EBITDA calculation then the EBITDA would be $859,679 for the three months ended November 30, 2009 and $345,087 for the three months ended November 30, 2008.

Cash increased by $4,310,491 during the three months ended November 30, 2009, resulting in a consolidated cash balance of $14,647,619 as at November 30, 2009.  The Company had a working capital surplus of $4,483,069 and a capital surplus of $26,200,248 as at November 30, 2009.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended November 30, 2009 (First Quarter)

Total revenues	$11,685,860

Net income (loss)	$190,126

Income (loss) per share	$0.00

Selected Financial Information	Three Months Ended November 30, 2008 (First Quarter)	Three Months Ended February 28, 2009 (Second Quarter)	Three Months Ended May 31, 2009 (Third Quarter)	Three Months Ended August 31, 2009 (Fourth Quarter)

Total revenues	$10,520,909	$9,866,359	$11,374,623	$12,789,067

Net income (loss)	$149,669	$(76,812)	$129,420	$(186,270)

Income (loss) per share	$0.00	$(0.00)	$0.00	$(0.00)

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter)	Three Months Ended December 31, 2007 (Second Quarter)	Three Months Ended March 31, 2008 (Third Quarter)	Three Months Ended June 30, 2008 (Fourth Quarter)	Two Months Ended August 31, 2008 (Stub Period)

Total revenues	$2,259,161	$3,116,913	$8,978,829	$12,600,784	$5,318,807

Net income (loss)	$(360,424)	$(862,472)	$(363,546)	$(449,442)	$(3,662,231)

Income (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.06)

RESULTS OF OPERATIONS

The following table compares selected financial information for the three months ended November 30, 2009 to the three months ended November 30, 2008.

Selected Financial Information	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Total revenues	$11,685,860	$10,520,909

Educational revenues – CIBT	$2,313,891	$2,803,084
Educational revenues net of direct costs – CIBT	$1,274,908	$1,427,800

Educational revenues – SSDC	$9,077,746	$7,199,015
Educational revenues net of direct costs – SSDC	$6,382,540	$4,672,291

Design and advertising revenues – IRIX	$294,223	$518,810
Design and advertising revenues net of direct costs – IRIX	$187,990	$262,355

General and administrative expenses	$6,650,077	$5,728,708

Amortization	$322,696	$456,932

Stock-based compensation	$102,106	$216,955

Foreign exchange gain (loss)	$(81,952)	$380,390

Income tax provision – net	$251,019	$107,730

Non-controlling interests	$227,834	$117,880

Net income	$190,126	$149,669

Earnings per share	$0.00	$0.00

Total assets	$54,576,239	$49,053,275

Long-term liabilities	$2,285,783	$1,367,105

CIBT

Revenues for CIBT during the three months ended November 30, 2009 were $2,313,891 compared to $2,803,084 for the three months ended November 30, 2008, a decrease of 17%.  Revenues net of direct costs averaged a 55% margin during the three months ended November 30, 2009 compared to a 51% margin during the three month period ended November 30, 2008.  The CIBT student population was 2,768 as at November 30, 2009 compared to 3,064 as at November 30, 2008, a decrease of 10%.  Revenue per student averaged Chinese RMB 5,362 for the three months ended November 30, 2009 compared to an average of Chinese RMB 5,476 per student for the three months ended November 30, 2008, a decrease of 2%.  The global recession that started in 2008 had a marginally negative impact on CIBT’s operations in terms of student enrollment in September 2009.  CIBT targets the higher end of the education market in China such as overseas study and degree granting programs (relatively higher tuition fees for higher quality education).  Student enrollment dropped by 10% due to students not being able to afford the higher tuition fees that CIBT charges, and student loan programs are rarely available in China.

CIBT generated a net loss of $94,351 for the three month period ended November 30, 2009 compared to a net income of $465,730 for the three month period ended November 30, 2008.  The prior quarter net income included a $302,240 foreign exchange gain.  CIBT’s EBITDA was $59,879 for the three month period ended November 30, 2009 compared to $693,949 for the three month period ended November 30, 2008.  CIBT’s EBITDA for the three months ended November 30, 2008 was higher than the EBITDA for the three months ended November 30, 2009 due to higher revenues, lower general and administrative expenses, and a foreign exchange gain in the quarter.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Net income (loss)	$(94,351)	$465,730

Add: interest on long-term debt	-	-
Add: income tax provision	32,819	107,730
Add: depreciation and amortization	121,411	120,489

EBITDA	$59,879	$693,949

SSDC

Revenues for SSDC during the three months ended November 30, 2009 were $9,077,746 compared to $7,199,015 for the three months ended November 30, 2008, an increase of 26%.  Revenues net of direct costs averaged a 70% margin during the three months ended November 30, 2009 compared to a 65% margin during the three month period ended November 30, 2008.  The SSDC student population was 2,235 as at November 30, 2009 compared to 1,876 as at November 30, 2008, an increase of 19%.  Revenue per student averaged $4,062 for the three months ended November 30, 2009 compared to an average of $3,837 per student for the three months ended November 30, 2008, an increase of 6%.  The downturn in the economy has benefitted SSDC.  Since SSDC offers a broad range of courses and programs that may encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training.  Government funded programs encourage the unemployed to seek new opportunities through SSDC’s courses and programs, and accordingly have had a positive effect on SSDC’s revenues and student population.  Ethnic markets in Canada, new immigrants and international visa students unable to find suitable jobs in Canada also contributed to the increase of student enrollment at SSDC.

SSDC generated a net income of $1,455,147 before inter-corporate interest and management fee charges of $921,038 for the three month period ended November 30, 2009 compared to a net income of $587,306 before inter-corporate interest and management fee charges of $329,178 for the three month period ended November 30, 2008.  SSDC’s EBITDA was $1,648,140 for the three month period ended November 30, 2009 compared to $912,130 for the three month period ended November 30, 2008.

The following reconciles the net income to the EBITDA:
	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Net income before inter-corporate charges	$1,455,147	$587,306

Add: interest on long-term debt	13,886	11,146
Add: income tax provision	-	-
Add: depreciation and amortization	179,107	313,678

EBITDA	$1,648,140	$912,130

IRIX

Revenues for IRIX during the three months ended November 30, 2009 were $294,223 compared to $518,810 for the three months ended November 30, 2008, a decrease of 43%.  The current economic slowdown has negatively affected IRIX’s advertising revenues significantly as businesses continue to cut their advertising and marketing costs.  Revenues net of direct costs averaged a 64% margin during the three months ended November 30, 2009 compared to a 51% margin during the three month period ended November 30, 2008.

IRIX generated a net loss of $11,156 before inter-corporate fees of $6,423 for the three month period ended November 30, 2009 compared to a net income of $75,280 before inter-corporate fees of $4,025 for the three month period ended November 30, 2008.  IRIX’s EBITDA was a $4,376 loss for the three month period ended November 30, 2009 compared to a $82,564 income for the three month period ended November 30, 2008.  Higher revenues in the prior quarter accounts for the higher EBITDA for the three months ended November 30, 2008.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Net income (loss) before inter-corporate charges	$(11,156)	$75,280

Add: interest on long-term debt	-	-
Add: income tax provision	-	-
Add: depreciation and amortization	6,780	7,284

EBITDA	$(4,376)	$82,564

General and Administrative Expenses

The following table compares selected financial information for the three months ended November 30, 2009 to the three months ended November 30, 2008.  The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC and IRIX).

Selected Financial Information	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008

Advertising	$1,684,033	$1,249,300

Consulting and management fees	$294,547	$321,838

Professional fees	$631,184	$438,220

Salaries and benefits	$2,380,733	$2,021,892

Advertising costs for the quarter ended November 30, 2009 amounted to $1,684,033 compared to $1,249,300 for the quarter ended November 30, 2008, an increase of $434,733 or 35%.  Of the $1,684,033 advertising costs incurred in the current quarter, $1,389,304 was incurred by SSDC’s operations ($1,155,385 in the prior quarter, an increase of $233,919 or 20%).  The balance of $294,729 was attributable to CIBT’s operations ($93,915 in the prior quarter, an increase of $200,814 or 214%).  SSDC uses expensive advertising media in its marketing campaigns.  SSDC utilizes television and radio which costs more than print media, but SSDC’s use of television and radio is effectively implemented which allows SSDC to maintain its market share and continue to build brand awareness.  The $233,919 increased advertising costs incurred by SSDC in the current quarter over the prior quarter related to various marketing campaigns that SSDC undertook during the period.  The $200,814 increased advertising costs incurred by CIBT in the current quarter over the prior quarter related to the expensing of prepaid marketing costs that CIBT accrued as at August 31, 2009 with marketing services rendered during the three month period ended November 30, 2009.

Consulting and management fees totaled $294,547 for the three month period ended November 30, 2009 as compared to $321,838 for the three month period ended November 30, 2008, a decrease of $27,291 or 8%.  Less consulting services were used in the current quarter due to significantly lower corporate finance activities and business expansion activities.

Professional fees totaled $631,184 for the quarter ended November 30, 2009 compared to $438,220 for the quarter ended November 30, 2008, an increase of $192,964 or 44%.  The increase in professional fees was a result of accruals for business valuator fees, current auditor’s fees for US regulatory filings with respect to the annual report and registration statement in the US, and additional auditor fees from the predecessor auditors in conjunction with services required for compliance with US regulatory filings.

Personnel costs for the three months ended November 30, 2009 amounted to $2,380,733 compared to $2,021,892 for the three months ended November 30, 2008, an increase of $358,841 or 18%.  The personnel costs for the current quarter were attributed to the following operations: CIBT - $398,273 (compared to $391,611 in the prior quarter, an increase of $6,662 or 2%); SSDC - $1,691,412 (compared to $1,396,363 in the prior quarter, an increase of $295,049 or 21%); IRIX - $158,653 (compared to $168,666 in the prior quarter, a decrease of $10,013 or 6%); Corporate - $132,395 (compared to $65,252 in the prior quarter, an increase of $67,143 or 103%).  The increased personnel cost in CIBT’s operations was a result of minor annual salary increases.  The increased personnel cost in SSDC’s operations was due to bonuses and pay increases that were given to SSDC campus directors for the strong revenue growth and high profit performance incurred during the current quarter.  The decreased personnel cost in IRIX’s operations was a result of staff layoffs due to the poor business environment that IRIX is currently experiencing.  The increased personnel cost in Corporate’s operations was due to increased staffing for administration of the Company’s integration plan for the operations of CIBT and SSDC.

Overall, general and administrative expenses for the quarter ended November 30, 2009 was $6,650,077 (which represented 57% of the total revenues) compared to $5,728,708 (which represented 54% of the total revenues) for the quarter ended November 30, 2008.

Stock-based Compensation

Stock-based compensation totaled $102,106 for the three months ended November 30, 2009, and $216,955 for the three months ended November 30, 2008, a 53% decrease.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2007, Fiscal 2008 and Fiscal 2009 being recognized and recorded in the current fiscal periods.  The stock-based compensation expense from the stock option grants in Fiscal 2007, Fiscal 2008 and Fiscal 2009 are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted and is a non-cash expense item.

Foreign Exchange Gain and Loss

The majority of the foreign exchange loss of $81,952 in the current quarter stems from the foreign currency translation of CIBT’s integrated foreign operations in China.  In the prior comparative quarter, the Chinese RMB was appreciating against the Canadian dollar and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange gain for the three month period ended November 30, 2008.  Since August 31, 2009, the Canadian dollar has been appreciating against the Chinese RMB and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange loss for the three month period ended November 30, 2009.

CIBT’s integrated foreign operations in China, which are denominated in Chinese RMB, are translated using the temporal method of foreign currency translation whereby foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at November 30, 2009, the Company had a working capital surplus of $4,483,069 (August 31, 2009 – $584,384) and a net shareholders’ equity of $26,200,248 (August 31, 2009 – $22,671,054).

During the three months ended November 30, 2009, the following major activities affected cash:

Sources of cash:

•	operations that generated $1,678,956 of cash
•	proceeds of $3,102,430 from issuance of shares
•	advances from related parties of $178,677

Uses of cash:

•	acquisition of capital assets for $263,108
•	advances to non-controlling partner amounting to $150,000
•	lease and loan repayments totaling to $120,137

The Company’s overall cash position increased by $4,310,491 during the three month period ended November 30, 2009, resulting in a consolidated cash balance of $14,647,619 as at November 30, 2009.

The current economic downturn has had an impact, both positively and negatively, on the Company’s revenues.  CIBT’s student enrolment was negatively affected since CIBT targets the higher end of the education market in China (relatively higher tuition fees for higher quality education).  Some students or potential students were no longer able to afford the higher tuition fees that CIBT charges.  SSDC’s student enrolment were not negatively affected by the current economic situation since SSDC offers a broad range of courses and programs that may actually encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training.  Government funded programs encourage the unemployed to seek new opportunities through SSDC’s courses and programs, and accordingly have had a positive effect on SSDC’s revenues.

The following table details the Company’s contractual obligations as at November 30, 2009.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$134,613	$90,724	$43,889	-	-

Capital lease obligations	$397,787	$58,908	$270,731	$68,148	-

Operating lease	$4,287,067	$1,298,033	$2,761,189	$227,845	-

Total contractual obligations	$4,819,467	$1,447,665	$3,075,809	$295,993	-

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders’ fees were payable in connection with a portion of the financing.

On November 4, 2009, the Company closed the first tranche of the non-brokered private placement.  Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.  On November 24, 2009, the Company closed the second tranche of the non-brokered private placement.  Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $101,270 under the second tranche closing.  Total proceeds of $3,308,700 (net amount of $3,102,430 after deducting $206,270 in commissions) were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

On November 18, 2009, the Company entered into a joint engagement letter with two U.S. based investment firms (the “Underwriters”) recording the intention of the parties to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company.  In accordance with U.S. securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010.  The proceeds will be used to finance future acquisitions and working capital.  The exact terms of the financing are subject to negotiation between the Company and the Underwriters, and acceptance by regulatory bodies.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at November 30, 2009, a balance of $228,240 (August 31, 2009 – $274,563) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Included in the amounts due to related parties is $179,031 (August 31, 2009 – $179,031) due to a non-controlling partner in one of the SSDC campus operations.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective October 1, 2009, the Company sold 592,104 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of $225,000 owing to the CEO.  During the period ended November 30, 2009, the Company and its subsidiaries incurred $254,470 (2008 – $244,000) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at November 30, 2009, Weifang owed $2,593,244 (August 31, 2009 – $2,008,503) to CIBT.  In addition, as at November 30, 2009, CIBT owed $441,797 (August 31, 2009 – $790,546) to Weifang.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the unaudited interim consolidated financial statements for the three months ended November 30, 2009.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT and SSDC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company’s integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company’s self-sustaining foreign operations are translated using the current rate method.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replaced CICA Section 3062 “Goodwill and Other Intangible Assets” and CICA Section 3450 “Research and Development Costs”.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  This new standard is applicable to fiscal years beginning on or after January 1, 2009, which for the Company is the fiscal year commending September 1, 2009.

The adoption of this new accounting standard during the period did not impact the amounts reported in the Company’s financial statements.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:
(1) Handbook Section 1582 “Business Combinations”
(2) Handbook Section 1601 “Consolidated Financial Statements”
(3) Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earning will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:
•	Held-to-maturity investments measured at amortized cost using effective interest method;
•	Available-for-sale assets measured at fair value;
•	Assets and liabilities held-for-trading measured at fair value;
•	Loans and receivables measured at amortized cost using effective interest method; and
•	Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at November 30, 2009 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total

Financial Assets

Cash and cash equivalents *	$14,647,619	$-	$-	$-	$14,647,619
Accounts receivable	-	-	10,068,796	-	10,068,796
Marketable securities	1,133	146,522	-	-	147,655

	$14,648,752	$146,522	$10,068,796	$-	$24,864,070

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$5,611,034	$5,611,034
Long-term debt	-	-	-	382,768	382,768
Due to related parties	-	-	-	228,240	228,240

	$-	$-	$-	$6,222,042	$6,222,042

* Cash is held in business chequing accounts, high interest savings accounts and short-term term deposits at various financial institutions in Canada and China.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at November 30, 2009 is reported net of allowance for bad debts of $560,615 (August 31, 2009 – $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.
The following table summarizes the obligations of the Company’s financial liabilities, including service obligations with respect to deferred revenues, and operating commitments as at November 30, 2009:

	November 30, 2009					August 31, 2009
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total

Accounts payable and accrued liabilities	$5,611,034	$-	$-	$-	$5,611,034	$5,384,767
Income taxes payable	557,680	-	-	-	557,680	481,352
Deferred revenues	18,286,060	-	-	-	18,286,060	15,010,112
Capital leases	58,908	270,731	68,148	-	397,787	389,451
Long-term debt	90,724	43,889	-	-	134,613	226,439
Operating leases	1,298,033	2,761,189	227,845	-	4,287,067	4,462,954

	$25,902,439	$3,075,809	$295,993	$-	$29,274,241	$25,955,075

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

On December 15, 2009, the Company issued 390,000 common shares on the exercise of stock options at $0.50 per share for total proceeds of $195,000.

On December 18, 2009, the Company entered into a letter of intent with KGIC Education Group (“KGIC”), based in Vancouver, B.C., Canada, to acquire all of the assets of KGIC.  The parties will conduct legal and accounting due diligence reviews while the formal purchase agreement is being prepared.  Subject to satisfactory results of the due diligence, the acquisition is scheduled for closing in early 2010.  KGIC is one of the largest private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of November 30, 2009, and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2009, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual of interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of November 30, 2009, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

•
We have not tested the operating effectiveness of our controls over financial reporting.  During our review process we created and implemented new controls and procedures.  However due to time and staff constraints, we did not test our controls over financial reporting in accordance with COSO standards.  Since we have not satisfactorily tested our controls, we have determined that we were unable to conclude that our controls over financial reporting were ineffective.

•
As a result of the 2009 year end reporting process, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting including ineffective control over the financing reporting of purchase price allocations on business combinations; insufficient staffing in accounting and finance in business segments; and ineffective controls related to expenditure accruals.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of November 30, 2009.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above.  The Company has taken the following actions to improve internal controls over financial reporting:

•
During the remaining period through the year ending August 31, 2010, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

•	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended November 30, 2009.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended November 30, 2009 fairly present in all material respects and financial condition and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended November 30, 2009 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT JANUARY 14, 2010

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2007	47,840,073	$30,205,992

- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares	10,000,000	5,443,800
- fair value of agent’s warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008 and 2009	64,109,297	44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)

Balance at November 30, 2009	68,836,011	47,390,036

- for cash by exercise of options at $0.50 per share	390,000	195,000

Balance at January 14, 2010	69,226,011	$47,585,036

Escrow shares
No escrow shares were issued and outstanding as at January 14, 2010.

Stock options
Details of options outstanding and as at January 14, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	1.10 years
100,000	$1.70	March 19, 2011	1.17 years
750,000	$2.00	March 19, 2011	1.17 years
210,000	$0.51	January 21, 2012	2.02 years
1,450,000	$1.53	June 21, 2012	2.43 years
3,835,000

$1.17 Average Price

Share purchase warrants

Details of warrants outstanding as at January 14, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

2,948,332	$0.80	February 13, 2010	0.08 years
210,000	$0.70	November 3, 2010	0.93 years

3,158,332

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